

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2022

John J. D'Angelo
President and Chief Executive Officer
Investar Holding Corporation
10500 Coursey Blvd.
Baton Rouge, LA 70816

      Re: Investar Holding Corporation
          Registration Statement on Form S-4
          Filed June 2, 2022
          File No. 333-265381

Dear Mr. D'Angelo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance